Exhibit 4.1

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of April 22, 2010, between Intelsat S.A., a société anonyme organized under the laws of Luxembourg (formerly known as Intelsat, Ltd.) (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of April 1, 2002, providing for the issuance of the Company’s 7 5/ 8% Senior Notes due 2012 (the “2012 Notes”) and 6 1/2% Senior Notes due 2013 (the “2013 Notes” and, together with the 2012 Notes, the “Notes”);

WHEREAS, pursuant to Section 902 of the Indenture, the Company and the Trustee may amend this Indenture with the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series;

WHEREAS, the Company distributed a Consent Solicitation Statement, dated as of April 12, 2010 (the “Consent Solicitation Statement”), in order to solicit consents from the Holders to certain proposed amendments to the Indenture (the “Proposed Amendments”);

WHEREAS, Holders of a majority in aggregate principal amount of the outstanding Notes (each class voting separately) have given and have not withdrawn their consent to the Proposed Amendments in accordance with the terms of the Consent Solicitation Statement;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee an Officers’ Certificate and an Opinion of Counsel pursuant to Sections 102 and 903 of the Indenture; and

WHEREAS, pursuant to Section 902 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE ONE

Definitions

SECTION 101. Defined Terms.

As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Supplemental Indenture shall refer to the term “Holders” as defined in the Indenture and the

Trustee acting on behalf of and for the benefit of such Holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE TWO

Amendments

The following amendments shall apply to the 2012 Notes, the 2013 Notes and each other series of Securities issued under the Indenture, unless specifically otherwise provided in a Board Resolution, Officers’ Certificate or supplemental indenture to the Indenture.

SECTION 201. Certain Definitions.

Section 101 of the Indenture is hereby amended by:

(a) Adding the following definitions in alphabetical order:

“2008 Indenture” means the Indenture dated as of June 27, 2008 among the Company, Intelsat Luxembourg and Wells Fargo Bank, N.A., as trustee, as in effect on the date of this Supplemental Indenture.

“2008 Offering Memorandum” means the base offering memorandum dated June 24, 2008 of the Company and Intelsat Luxembourg and the supplement thereto relating to the offering of the Original 2008 Notes, collectively.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs, facility closure costs, leasehold termination costs or excess pension charges); plus

(5) (a) the amount of any fees or expenses incurred or paid in such period for transition services related to satellites or other assets or businesses acquired and (b) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals relating to such fees and related expenses) during such period;

provided that such amount pursuant to sub-clause (b) shall not exceed in any four-quarter period the greater of (x) $12.5 million and (y) 1.25% of the Adjusted EBITDA (as defined in the 2008 Indenture) of Intelsat Luxembourg and its Restricted Subsidiaries (as defined in the 2008 Indenture); plus

(6) reversals of allowance for customer credits, including any amounts receivable for such period in connection with contracts that are attributable to Globo Comunicações e Participações, Ltda.’s involvement in arrangements with Sky Multi-Country Partners; plus

(7) collections on investments in sales-type leases during such period, to the extent not otherwise included in Consolidated Net Income for such period; plus

(8) leaseback expenses net of deferred gains;

less, without duplication,

(9) any gross profit (loss) on sales-type leases included in Consolidated Net Income for such period; and

(10) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period).

“Capital Stock” means:

(1) in the case of a corporation or a company, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capital Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and any interest under Satellite Purchase Agreements);

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; and

(3) commissions, discounts, yield and other fees and charges incurred in connection with any Receivables Financing which are payable to Persons other than such Person and its Restricted Subsidiaries;

less interest income for such period;

provided that, for purposes of calculating Consolidated Interest Expense, no effect shall be given to the effect of any purchase accounting adjustments in connection with the Transactions; provided, further, that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto), or income or expense or charge (including, without limitation, any severance, relocation or other restructuring costs) and fees, expenses or charges related to any offering of equity interests, Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by this Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated prior to, on or after June 27, 2008 shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the referent Person shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) (a) any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards Nos. 142 and 144, and the amortization of intangibles arising pursuant to Statement of Financial Accounting Standards No. 141, shall be excluded and (b) the effects of adjustments in any line item in such Person’s consolidated financial statements required or permitted by the Statement of Financial Accounting Standards Nos. 141 and 142 resulting from the application of purchase accounting, net of taxes, shall be excluded;

(9) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(10) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(11) accruals and reserves that were established within twelve months after June 27, 2008 and that are so required to be established in accordance with GAAP shall be excluded;

(12) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded;

(13) an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 4.04(b)(xii) of the 2008 Indenture shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(14) any net loss resulting from currency exchange risk Hedging Obligations shall be excluded;

(15) any reserves for long-term receivables and sales type lease adjustments, including customer-related long-term receivables evaluated as uncollectable shall be excluded;

(16) non-operating expenses, including transaction related fees and expenses related to acquisitions and due diligence for acquisitions shall be excluded; and

(17) minority interest expenses (less cash dividends actually paid to the holders of such minority interests) shall be excluded.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-cash Charges relate.

“Consolidated Taxes” means, with respect to any Person and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes, withholding taxes paid or accrued and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 4.04(b)(xii) of the 2008 Indenture, which shall be included as though such amounts had been paid as income taxes directly by such Person.

“Credit Agreements” means the Intelsat Credit Agreement and the Intelsat Corp Credit Agreement.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Intelsat Corp” means Intelsat Corporation (formerly PanAmSat Corporation), until a successor replaces it, and thereafter means such successor.

“Intelsat Corp Credit Agreement” means (i) the amended and restated credit agreement entered into on July 3, 2006, among Intelsat Corp, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (as successor to Citicorp North America, Inc.), as Administrative Agent, and the guarantees thereof provided by certain subsidiaries of Intelsat Corp, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Intelsat Corp Credit Agreement,” one or more (A) debt facilities or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Credit Agreement” means (i) the credit agreement entered into on July 3, 2006, among Intelsat Sub Holdco, Intelsat Intermediate Holdco, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (as successor to Citicorp North America, Inc.), as Administrative Agent, and the guarantees thereof provided by certain subsidiaries of Intelsat Sub Holdco, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Intelsat Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Intermediate Holdco” means Intelsat Intermediate Holding Co. S.A. (formerly known as Intelsat Intermediate Holding Company, Ltd.), until a successor replaces it, and thereafter means such successor.

“Intelsat Luxembourg” means Intelsat (Luxembourg) S.A. (formerly known as Intelsat (Bermuda), Ltd.), until a successor replaces it, and thereafter means such successor.

“Intelsat Sub Holdco” means Intelsat Subsidiary Holding Company S.A. (formerly known as Intelsat Subsidiary Holding Company, Ltd.), until a successor replaces it, and thereafter means such successor.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Company, (i) in which the Company or a Restricted Subsidiary of the Company holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Company or any Parent of the Company, as the case may be, on the date of this Supplemental Indenture together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Company or any Parent of the Company, as applicable, was approved by a vote of a majority of the directors of the Company or any Parent of the Company, as applicable, then still in office who were either directors on the date of this Supplemental Indenture or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Company or any Parent of the Company, as applicable, hired at a time when the directors on the date of this Supplemental Indenture together with the directors so approved constituted a majority of the directors of the Company or any Parent of the Company, as applicable.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Original 2008 Notes” means Intelsat Luxembourg’s $2,805,000,000 aggregate principal amount of 11 1/4% Senior Cash Pay Notes due 2017 and Intelsat Luxembourg’s $2,230,971,000 11  1/2%/12  1/2% Senior PIK Election Notes due 2017.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Pari Passu Indebtedness” means the Securities and any Indebtedness which ranks pari passu in right of payment with the Securities.

“Permitted Holders” means, at any time, (i) the Sponsors, (ii) the Management Group, (iii) any Parent of the Company, and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and/or (iii) above, and that (directly or indirectly) hold or acquire beneficial ownership of the Voting Stock of the Company or any Parent of the Company (a “Permitted Holder Group”), so long as no Person or other “group” (other than Permitted Holders specified in clauses (i) - (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by such Permitted Holder Group. Any one or more Persons or group whose acquisition of beneficial ownership constitutes a Change of Control (as defined in the 2008 Indenture) in respect of which a Change of Control Offer (as defined in the 2008 Indenture) is made in accordance with the requirements of this Indenture will thereafter, together with its (or their) Affiliates, constitute an additional Permitted Holder or Permitted Holders, as applicable.

“Permitted Liens” means with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens securing an aggregate principal amount of Pari Passu Indebtedness of the Company and Indebtedness of the Restricted Subsidiaries, at any one time outstanding, not to exceed the greater of (x) the aggregate principal amount of Indebtedness permitted to be incurred pursuant to Section 4.03(b)(i) of the 2008 Indenture and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Company to exceed 2.00 to 1.00 and (B) Liens securing an aggregate principal amount of Indebtedness of the Company and the Restricted Subsidiaries not to exceed $175.0 million at any one time outstanding;

(7) Liens existing on the date of this Supplemental Indenture (other than Liens existing on the date of this Supplemental Indenture securing Indebtedness under the Credit Agreements) and Liens securing the Securities;

(8) after the date of this Supplemental Indenture, Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company;

(9) after the date of this Supplemental Indenture, Liens on assets or property at the time the Company or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Company or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary or of the Company to any Restricted Subsidiary, but so long as such Indebtedness is held by the Company or a Restricted Subsidiary;

(11) (A) Liens securing Hedging Obligations permitted to be incurred under Section 4.03(b)(x) of the 2008 Indenture and (B) Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Company or any Restricted Subsidiary;

(16) Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s client at which such equipment is located;

(17) [Reserved];

(18) deposits made in the ordinary course of business to secure liability to insurance carriers;

(19) Liens on the Equity Interests of Unrestricted Subsidiaries;

(20) grants of software and other technology licenses in the ordinary course of business;

(21) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under this Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(22) other Liens securing obligations which obligations do not exceed $20.0 million at any one time outstanding.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Satellite” means any satellite owned by the Company or any of its Restricted Subsidiaries and any satellite purchased by the Company or any of its Restricted Subsidiaries pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Manufacturer” means, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” means, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” means the Company or Restricted Subsidiary that is a party to a Satellite Purchase Agreement.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (1) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (2) Adjusted EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Secured Indebtedness is incurred. In the event that the Company or any of its Restricted Subsidiaries incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and other operational changes (and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, merger or operational change (including, without limitation, from the Transactions) and (2) all adjustments used in connection with the calculation of “New Bermuda Adjusted EBITDA” as set forth in footnote 3 to the “Summary Historical and Pro Forma Consolidated Financial Data of Intelsat, Ltd.,” under “Offering Memorandum Summary” in the 2008 Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Similar Business” means any business or activity of the Company or any of its Subsidiaries currently conducted or proposed as of June 27, 2008, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Sponsors” means (1) one or more investment funds advised, managed or controlled by BC Partners Holdings Limited or any Affiliate thereof, (2) one or more investment funds advised, managed or controlled by Silver Lake or any Affiliate thereof and (3) one or more investment funds advised, managed or controlled by any of the Persons described in clauses (1) and (2) of this definition, and, in each case, (whether individually or as a group) their Affiliates.

“Subordinated Indebtedness” means any Indebtedness of the Company which is by its terms subordinated in right of payment to the Securities.

“Transactions” means “Transactions” as defined in the 2008 Indenture.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

(b) Deleting the definitions of “GAAP”, “Indebtedness” and “Person” in their entirety and replacing such definitions with the following definitions in alphabetical order:

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on January 28, 2005. For the purposes of this Indenture, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation incurred, (d) in respect of Capital Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to the Company and the Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Company or any of the Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Company or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) obligations to make payments to one or more insurers under satellite insurance policies in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenue generated by a satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto; or (5) any obligations to make progress or incentive payments or risk money payments under any satellite manufacturing contract or to make payments under satellite launch contracts in respect of launch services provided thereunder, in each case, to the extent not overdue by more than 90 days.

Notwithstanding anything in this Indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Indenture but for the application of this sentence shall not be deemed an incurrence of Indebtedness under this Indenture.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

and;

(c) Deleting the definition of “Permitted Hedging Obligations” in its entirety.

SECTION 202. Reports by Company.

Section 704 of the Indenture is hereby amended by adding the following paragraphs to the end of such section:

Notwithstanding the foregoing, the Company will be deemed to have furnished the information, documents or reports required by the preceding paragraph to the Trustee and the Holders if it or another Parent of the Company has filed (or, in the case of a Form 8-K or Form 6-K, furnished) such information, documents or reports with the Commission via the EDGAR filing system and such reports are publicly available.

In the event that any Parent of the Company is or becomes a guarantor or co-obligor of the Securities, the Company may satisfy its obligations under this Section 704 with respect to financial information relating to the Company by furnishing financial information relating to such Parent; provided that, if required by Regulation S-X under the Securities Act, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company and the other Subsidiaries of the Company on a stand-alone basis, on the other hand.

SECTION 203. Limitation on Secured Debt.

Section 1009, including the heading thereto, is hereby amended by deleting such section in its entirety and replacing it with the following:

SECTION 1009. Limitation on Liens.

For so long as any Securities are Outstanding, the Company shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) that secures any obligations under Indebtedness of the Company or any Restricted Subsidiary against or on any asset or property now owned or hereafter acquired by the Company or any such Restricted Subsidiary, or any income or profits therefrom, unless:

(1) in the case of Liens securing Indebtedness that is Subordinated Indebtedness, the Securities are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the Securities are equally and ratably secured;

provided that any Lien which is granted to secure the Securities under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Securities under this covenant.

SECTION 204. Limitation on Sale and Leaseback Transactions.

Section 1010 of the Indenture is hereby amended by deleting such section in its entirety and replacing it with the following:

For so long as any Securities are Outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless, taking account of the proposed Sale and Leaseback Transaction, the aggregate amount of all Attributable Debt with respect to all Sale and Leaseback Transactions plus all Secured Debt, other than Secured Debt that is secured by Permitted Liens (other than Liens permitted by clause (6)(A) of the definition of Permitted Liens), would not exceed the greater of (x) $4.0 billion and (y) an amount equal to two times (2x) the Adjusted EBITDA of the Company for the four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Sale and Leaseback Transaction is consummated (determined on a pro forma basis to give effect to pro forma events (as described in the definition of Secured Indebtedness Leverage Ratio) that occur during the four-quarter reference period as if such pro forma events had occurred on the first day of the four-quarter reference period; provided, that in giving pro forma effect to any pro forma event, the pro forma calculation shall be made as set forth in the definition of Secured Indebtedness Leverage Ratio); provided, however, that this Section 1010 shall not apply to, and there will be excluded from Attributable Debt in any computation under this Section 1010 or under Section 1009, Attributable Debt with respect to any Sale and Leaseback Transaction if:

(i) The Company or a Restricted Subsidiary is permitted to create Indebtedness secured by a Lien that is a Permitted Lien (other than Liens permitted by clause (6)(A) of the definition of Permitted Liens) on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to that Sale and Leaseback Transaction, without equally and ratably securing the Securities;

(ii) the property leased as provided by that arrangement is sold for a price at least equal to that property’s fair market value, as determined by the Company’s chief executive officer, president, chief financial officer, treasurer or controller, and within 270 days prior to, or subsequent to, the sale, the Company or a Restricted Subsidiary applies at least 90% of the net proceeds of the sale (A) to the extent the Company elects, to the retirement of Indebtedness of the Company or any Restricted Subsidiary, other than Indebtedness owed to the Company or any Restricted Subsidiary; and (B) to the extent the Company does not retire Indebtedness pursuant to the preceding clause, to the purchase of assets or to pay or secure the payment of the cost of construction of assets;

(iii) the lease in the Sale and Leaseback Transaction is for a term, including renewals, of not more than three years;

(iv) the Sale and Leaseback Transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

(v) the lease payment is created in connection with a project financed with, and the obligation constitutes, a Nonrecourse Obligation.

ARTICLE THREE

Miscellaneous

SECTION 301. Notices.

All notices or other communications shall be given as provided in Section 105 of the Indenture.

SECTION 302. Ratification of Indenture; Supplemental Indentures Part of Indenture.

Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 303. Governing Law.

This Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York.

SECTION 304. Trustee Makes No Representation.

The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

SECTION 305. Counterparts.

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 306. Effect of Headings.

The Article and Section headings herein are for convenience only and shall not effect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

INTELSAT S.A.

By:	/s/ Phillip Spector
	Name:	Phillip Spector
	Title:	Executive Vice President and General Counsel

[Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Joanne Adamis
	Name:	Joanne Adamis
	Title:	Vice President

[Supplemental Indenture]